Shefsky & Froelich Ltd. Letterhead

MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com
IN REFERENCE TO:
026829-21

August 14, 2007

Via Federal Express and EDGAR

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007

Dear Ms. van Doorn:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to the comment contained in your correspondence dated August 7, 2007.  The heading and paragraph number below correspond to the heading and paragraph number in your letter.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below each comment.

Note (1) Organization, page 59

1.             We have read and considered your response to comments two and three regarding your basis for consolidating entities that are not VIEs and your basis for consolidating MB REIT.  Please show us how you intend to revise the disclosure regarding your consolidation policy including, but not limited to, the language referenced in our prior comments two and three.

Response:  In future filings, the Company will clarify the disclosure in Note (1) Organization to include the information set forth below.

Ms. Linda van Doorn

August 14, 2007

Consolidation Policy

The Company considers FASB Interpretation No. 46R (Revised 2003): “Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51” (“FIN 46R”), EITF 04-05: “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” and SOP 78-9: “Accounting for Investments in Real Estate Ventures,” to determine the method of accounting for each of its partially-owned entities.  In instances where the Company determines that a joint venture is not a VIE, it first considers EITF 04-05.  The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and as such overcome the presumption of control by the general partner and consolidation by the general partner.

MB REIT Consolidation

The Company has an ownership interest in Minto Builders (Florida), Inc. (“MB REIT”).  MB REIT is not considered a VIE as defined in FIN 46R, however the Company has a controlling financial interest in MB REIT, has the direct ability to make major decisions for MB REIT through its voting interests, and holds key management positions in MB REIT.  Therefore this entity is consolidated by the Company and the outside ownership interests are reflected as minority interests in the accompanying Consolidated Financial Statements.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

cc:                                 Brenda G. Gujral
Lori J. Foust